UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Team Financial, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

87815X109

(CUSIP Number)

John A. Granda, Esq.

Stinson Morrison Hecker LLP

1201 Walnut, Suite 2900

Kansas City, Missouri 64106

(816) 691-3188

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 6, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Bicknell Family Holding Company, LLC

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
Delaware

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	427,025 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			427,025 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			11.9% (2)

(14) Type of Reporting Person (See Instructions) OO

(1) As a member of group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,596,103 shares outstanding as of May 15, 2008 (according to information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 filed with the Securities and Exchange Commission on May 16, 2008).

Page 2 of 11 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Bicknell Family Management Company, LLC

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
N/A

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
Delaware

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	427,025 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			427,025 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			11.9% (2)

(14) Type of Reporting Person (See Instructions) OO

(1) As a member of group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,596,103 shares outstanding as of May 15, 2008 (according to information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 filed with the Securities and Exchange Commission on May 16, 2008).

Page 3 of 11 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Bicknell Family Management Company Trust

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
N/A

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
Delaware

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	427,025 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			427,025 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			11.9% (2)

(14) Type of Reporting Person (See Instructions) OO

(1) As a member of group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,596,103 shares outstanding as of May 15, 2008 (according to information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 filed with the Securities and Exchange Commission on May 16, 2008).

Page 4 of 11 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Mariner Wealth Advisors, LLC

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
Kansas

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	427,025 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			427,025 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

(13) Percent of Class Represented by Amount in Row (11)			11.9% (2)

(14) Type of Reporting Person (See Instructions) IA

(1) As a member of group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,596,103 shares outstanding as of May 15, 2008 (according to information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 filed with the Securities and Exchange Commission on May 16, 2008).

Page 5 of 11 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Martin C. Bicknell

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	427,025 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			427,025 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

(13) Percent of Class Represented by Amount in Row (11)			11.9% (2)

(14) Type of Reporting Person (See Instructions) IN

(1) As a member of group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,596,103 shares outstanding as of May 15, 2008 (according to information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 filed with the Securities and Exchange Commission on May 16, 2008).

Page 6 of 11 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Cherona Bicknell

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	427,025 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			427,025 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			11.9% (2)

(14) Type of Reporting Person (See Instructions) IN

(1) As a member of group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,596,103 shares outstanding as of May 15, 2008 (according to information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 filed with the Securities and Exchange Commission on May 16, 2008).

Page 7 of 11 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Bruce Kusmin

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) ☐

(3) SEC Use Only

(4) Source of Funds (See Instructions)
PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	427,025 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			427,025 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			11.9% (2)

(14) Type of Reporting Person (See Instructions) IN

(1) As a member of group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,596,103 shares outstanding as of May 15, 2008 (according to information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 filed with the Securities and Exchange Commission on May 16, 2008).

Page 8 of 11 Pages

This Amendment No. 4 (this “Amendment”) relates to the Schedule 13D, as amended, filed by Bicknell Family Holding Company, LLC, Bicknell Family Management Company, LLC, Bicknell Family Management Company Trust, Mariner Wealth Advisors, LLC, Martin C. Bicknell, Cherona Bicknell and Bruce Kusmin, (the “Reporting Persons”), with the Securities and Exchange Commission relating to the common stock, no par value (“Common Stock”) of Team Financial, Inc., a Kansas corporation (the “Issuer”). The Schedule 13D was originally filed with the Securities and Exchange Commission on August 21, 2006, Amendment No. 1 to the Schedule 13D was filed on November 13, 2006, Amendment No. 2 to the Schedule 13D was filed on August 31, 2007 and Amendment No. 3 to the Schedule 13D was filed on November 15, 2007 (the Schedule 13D, as previously amended, is hereafter referred to as the “Schedule 13D”). Terms defined in the Schedule 13D are used herein with the same meaning.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by addition of the following:

On June 2, 2008, Keith B. Edquist, a stockholder of the Issuer, filed a Schedule 14A with the Securities and Exchange Commission announcing the solicitation of proxies to elect his three director nominees – himself, Jeffrey L. Renner, and Lloyd A. Byerhof (the “Edquist Nominees”) – in opposition to the Issuer’s nominees. On June 6, 2008, Bicknell Family Holding Company, LLC delivered a letter to the Board of Directors of the Issuer expressing concern over the deterioration of the Issuer’s financial condition and performance, the loss of stockholder value, the determination by the Office of the Comptroller of the Currency that the banks owned by the Issuer are in “troubled condition,” numerous instances of poor corporate governance, excessive executive compensation, and other matters described in that letter. The letter states there is clearly a need for a change in the composition of the Board of Directors in order to produce greater independence, more active and effective oversight, fresh thinking, financial discipline and better leadership. The letter also calls upon the Board of Directors to make changes in management to improve the financial performance of the Issuer and the accountability of management. In light of the concerns expressed in the letter and by Mr. Edquist, notification is given in the letter to the Issuer that the Reporting Persons plan to vote their shares to elect the Edquist Nominees at the upcoming meeting of stockholders. A copy of the letter to the Issuer’s Board of Directors is attached hereto as Exhibit 99.1 and incorporated by reference.

Item 7. Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by addition of the following:

99.1	Letter to the Board of Directors of Team Financial, Inc. dated June 6, 2006.

Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

BICKNELL FAMILY HOLDING COMPANY, LLC

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Manager

Dated: June 6, 2008

BICKNELL FAMILY MANAGEMENT COMPANY, LLC

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Manager

Dated: June 6, 2008

BICKNELL FAMILY MANAGEMENT COMPANY TRUST

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Co-Trustee

Dated: June 6, 2008

MARINER WEALTH ADVISORS, LLC

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Manager
Dated: June 6, 2008

/s/ Martin C. Bicknell
Martin C. Bicknell
Dated: June 6, 2008

* /s/ Cherona Bicknell
Cherona Bicknell
Dated: June 6, 2008

* /s/ Bruce Kusmin
Bruce Kusmin
Dated: June 6, 2008

Page 10 of 11 Pages

*By:	/s/ Martin C. Bicknell
Martin C. Bicknell Attorney-in-Fact (pursuant to powers of attorney filed as Exhibit 99.1 to the original Schedule 13D and to Amendment No. 1 to Schedule 13D)

Dated: June 6, 2008

Page 11 of 11 Pages